

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Deepika Vuppalanchi
Chief Executive Officer
Syra Health Corp
1119 Keystone Way N. #201
Carmel, IN 46032

      Re: Syra Health Corp
          Amendment No. 2 to Draft Registration Statement on Form S-1
          Submitted January 30, 2023
          CIK No. 0001922335

Dear Deepika Vuppalanchi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted January 30, 2023

General

1.   We note your revised disclosure on the Selling Stockholder Prospectus cover page that the "selling stockholders must sell their shares at a fixed price per share of $, which is the per share price of the shares being offered in our initial public offering, until such time as our shares are listed on a national securities exchange." However, your disclosure in the subsequent paragraph states that "we will not complete this offering unless we are so listed," and you have added disclosure showing the IPO pricing, which indicates that the IPO will be complete when the resale prospectus is in use. Please clarify whether your revised disclosure is intended to permit the selling stockholders to sell prior to the successful listing of your Class A common stock on Nasdaq, and, if so, please explain

how this is permissible given that listing is a condition to both your initial public and resale offerings.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Fessler